UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)

Able Laboratories, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00371N407
(CUSIP Number)

May 27, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/_/ Rule 13d-1(b)
/X/ Rule 13d-1(c)
/_/ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Atticus Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) /_/
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,169,800
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,169,800
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,169,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy R. Barakett N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) /_/
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,169,800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,169,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,169,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%
12	TYPE OF REPORTING PERSON IN

Item 1	(a).	Name of Issuer: Able Laboratories, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

1 Able Drive
Cranbury, NJ 08512-3609

Item 2	(a).	Name of Persons Filing:

(i) Atticus Capital, L.L.C. ("Atticus")
(ii) Timothy R. Barakett ("Barakett")

	(b).	Address of Principal Business Office for Each of the Above:

152 West 57th Street, 45th Floor
New York, NY 10019

	(c).	Citizenship or Place of Organization:

(i) Atticus: Delaware
(ii) Barakett: Canada

	(d).	Title of Class of Securities: Common Stock

	(e).	CUSIP Number: 00371N407

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act;

	(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

	(a).	Amount beneficially owned:

		(i) Atticus:	1,169,800
		(ii) Barakett:	1,169,800

	(b).	Percent of class:

		(i) Atticus:	6.32%
		(ii) Barakett:	6.32%

	(c).	Number of shares as to which such person has:

(1) Sole power to vote or to direct the vote:

(i) Atticus:	1,169,800
(ii) Barakett:	0

(2) Shared power to vote or to direct the vote:

(i) Atticus:	0
(ii) Barakett:	1,169,800

(3) Sole power to dispose or to direct the disposition of :

(i) Atticus:	1,169,800
(ii) Barakett:	0

(4) Shared power to dispose or to direct the disposition of:

(i) Atticus:	0
(ii) Barakett:	1,169,800

Item 5.    Ownership of Five Percent or Less of a Class:

                Not Applicable

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7.    Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                Not Applicable

Item 8.    Identification and Classification of Members of the Group:

                Not Applicable

Item 9.    Notice of Dissolution of Group:

                Not Applicable

Item 10.    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposed of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATTICUS CAPITAL, L.L.C.

Date: June 6, 2005	By: /s/ Timothy R. Barakett*
Timothy R. Barakett
Managing Member

TIMOTHY R. BARAKETT

Date: June 6, 2005	By: /s/ Timothy R. Barakett*
Timothy R. Barakett

* by Nandita Hogan, attorney-in-fact

EXHIBIT 1

JOINT FILING AGREEMENT AMONG ATTICUS CAPITAL, L.L.C. AND TIMOTHY R. BARAKETT

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

ATTICUS CAPITAL, L.L.C. AND TIMOTHY R. BARAKETT hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of the Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

ATTICUS CAPITAL, L.L.C.

Date: June 6, 2005	By: /s/ Timothy R. Barakett*
Timothy R. Barakett
Managing Member

TIMOTHY R. BARAKETT

Date: June 6, 2005	By: /s/ Timothy R. Barakett*
Timothy R. Barakett

* by Nandita Hogan, attorney-in-fact

Exhibit 2

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, TIMOTHY R. BARAKETT, hereby make, constitute and appoint each of JOHN F. BROWN and NANDITA HOGAN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as chief executive officer of, member of or in other capacities with Atticus Capital, L.L.C. ("Atticus") and each of its affiliates or entities advised by me or Atticus, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act. All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of Atticus Capital, L.L.C. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 26, 2005.

/s/ Timothy R. Barakett
Timothy R. Barakett